SECURITIES AND EXCHANGE COMMMISSION
                             Washington, D.C. 20549

                               ------------------


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
            OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               ------------------


                        Ameri-First Financial Group, Inc.
(formerly Tahoe Pacific Corporation, and formerly Pacific Sports Holdings, Inc.)
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


Incorporated in Nevada                       IRS Employer Id. No.: 86-0849132
---------------------------------------     ------------------------------------
(State of incorporation)                    (I.R.S. Employer Identification No.)


4514 Cole Avenue, Suite 806
Dallas, Texas                                                75205
---------------------------------------     ------------------------------------
(Address of principal executive office)                    (Zip Code)


Registrant's telephone number, including area code:     (214) 599-9050
                                                   -----------------------------

                               ------------------


     Securities to be registered pursuant to Section 12(b) of the Act:

                                      NONE

     Securities to be registered pursuant to Section 12(g) of the Act:

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

INTRODUCTORY NOTE

     This registration statement contains certain forward-looking statements that involve risks and uncertainties. Such statements can be identified by the use of forward-looking terminology such as "may," "will," "should," "anticipate," "believe," "estimate," "expect," "intend" and similar expressions. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors set forth elsewhere in this registration statement, including but not limited to "Item 2. Financial Information -- Management's Discussion and Analysis of Financial Condition and Results of Operations." The factors that could cause actual results to differ materially include, but are not limited to, the following: catastrophe and natural peril losses, inadequate loss reserves, geographic concentration of business, competitive factors and pricing pressures, changes in legal and regulatory requirements, and general economic conditions. Investors should not place undue reliance on any such forward-looking statements.



ITEM 1.  BUSINESS.

(A)  History

     Background. On September 27, 1996, Ameri-First Financial Group, Inc.'s predecessor company incorporated under the laws of Nevada under the name of U-Bake Pizza, Inc. On March 20, 1998, U-Bake Pizza, Inc. changed its name to Oregon Outerwear, Inc. On May 18, 1998, Oregon Outerwear, Inc. changed its name to Pacific Sports Holdings, Inc. Pacific Sports Holdings, Inc. began trading on the OTC Bulletin Board on or about April 7, 1998.

     On March 30, 1998 Pacific Sports Holdings, Inc. acquired 100% of SouthBay Golf, Inc, in a tax-free reorganization and exchange of common shares of Pacific Sports Holdings, Inc. SouthBay Golf, Inc., a Nevada corporation, was incorporated on March 11, 1998. On March 31, 1998, Pacific Sports Holdings, Inc. acquired Mardock, Inc., a sportswear, corporate logo and promotional accessories business. Due to Mardock's consistent history of losses, Mardock, Inc. was sold back to Mardock's founder on April 30, 1999. Pacific Sports Holdings, Inc. acquired 70% of Outback Apparel Group, Inc. on May 12, 1998 and an additional 15% ownership on August 14, 1998. Outback Apparel Group, Inc., a Nevada corporation, incorporated on May 12, 1998.

     SouthBay Golf, Inc. arranged for the manufacturing, and designed and sold golf clubs, golf bags and head covers under the exclusive worldwide license for the Head Golf brand name, and on a non-exclusive basis hats, towels, gloves, umbrellas and other accessories. The Company operated this business under a trademark licensing agreement with Head Sport AG dated April 1, 1998.

     Outback Apparel Group, Inc. arranged for the manufacturing, and designed and sold swimwear, active wear and T-shirts under the exclusive North America license for the Spank brand name. The Company operated this business under a trademark licensing agreement with Spank Sport International of Australia dated May 31, 1998.

     Results from the golf and swimwear subsidiaries were disappointing, and, in March 1999, Pacific Sports Holdings, Inc. discontinued operations.

     On May 3, 1999, the Company entered into an agreement whereby it would exchange 5,500,000 (Notes 1,100,000 post-split) of its common shares for Series A Preferred Shares of Tahoe Air Corp., convertible into 50.0001% of the then issued and outstanding shares of Common Stock of the airline.

     On August 26, 1999, the Company changed its name to Tahoe Pacific Corporation and on August 27, 1999 authorized a reverse stock split of 1 for 5.

     Tahoe Air Corp., a Nevada corporation, was formed in 1996 to operate a new scheduled airline to select West Coast cities from the South Lake Tahoe, California airport. On June 25, 1999 Tahoe Air Corp. began providing daily jet service from South Lake Tahoe (TVL) to Los Angeles (LAX) and San Jose (SJC). The airline was unable to demonstrate sufficient demand for its service, and on November 22, 1999 suspended flight operations.

     In anticipation of acquiring certain assets of Ameri-First Financial Corporation on January 10, 2000, the Company changed its name to Ameri-First Financial Group, Inc. On February 7, 2000, the Company acquired Ameri-First Financial Corporation for 4,500,000 shares of its Common Stock.

(B)  Business of the Issuer

     Ameri-First's future lies in the investment in Ameri-First Financial Corporation and its wholly owned subsidiary Ameri-First Securities Corporation. Ameri-First Securities is a member of the National Association of Securities Dealers, Inc., and engages in the investment banking and securities brokerage business.

Organization Chart

     Set forth below is an organization chart of the Company and its significant subsidiaries and affiliates as of the date of this registration statement.

                     Ameri-First First Financial Group, Inc.

                        Ameri-First Financial Corporation

                       Ameri-First Securities Corporation


Competition

     The securities business is highly competitive. The securities subsidiary compete with other securities firms. Certain of these competitors have substantially greater financial, technical and operating resources than the securities subsidiary. The securities subsidiary's ability to compete successfully in its principal markets is dependent upon a number of factors, many of which (including market and competitive conditions) are outside its control.

Regulation

     Securities companies are subject to supervision and regulation in the states in which they transact business. Such supervision and regulation relates to numerous aspects of a securities company's business and financial condition. The primary purpose of such supervision and regulation is the protection of investors. The extent of such regulation varies, but generally derives from state statutes that delegate regulatory, supervisory and administrative authority to state securities departments. Accordingly, the authority of the state securities departments includes the establishment of standards of solvency and fair dealings that must be met and maintained by broker-dealers, including licensing requirements.

     In addition to state regulation, the Securities and Exchange Commission ("SEC") and National Association of Securities Dealers, Inc. also extensively regulate the business activities of the securities firm.

Employees

     Currently, the Company and its subsidiaries have a total of 14 employees, all of which are located in Dallas, Texas. None of the employees are represented by a labor union. The Company considers its employee relations to be good.

Reports to Security Holders

     Prior to the filing of this registration statement on Form 10-SB, the Company was not subject to the reporting requirements of Section 12(a) or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the SEC. The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding the Company which may be viewed at http://www.sec.gov.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The financial condition of Ameri-First Financial Group has been poor with the majority of its endeavors in both retail and the airline business. With the acquisition of Ameri-First Financial Corporation's assets, Ameri-First Financial Group, Inc. begins a new era of business. Together with its wholly owned subsidiary, Ameri-First Securities Corporation, Ameri-First Financial provides solid growth potential in today's economy. The main source of Ameri-First Financial Group's income will derive from its subsidiaries main businesses, investment and commercial banking.

     Our plans are to create a much larger client base by either hiring more agents or through acquisitions. The firm intends to establish a significant presence on the internet providing as much services as are permitted under existing regulations.


ITEM 3.  DESCRIPTION OF PROPERTIES.

     The Company maintains offices at 4514 Cole Avenue, Suite 806, Dallas, Texas 75205; and the space, approximately 3,649 square feet, is leased.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth the beneficial ownership of the Common Stock as of February 10, 2000 by each person known by the Company to own beneficially more than five percent of the issued and outstanding Common Stock, each of the Company's directors and executive officers, and the Company's directors and executive officers as a group.

                                            Number of Shares
Name and Address of Beneficial Owner       Beneficially Owned     Percent
---------------------------------------    ------------------    ---------

Hess Capital, L.L.C.                            4,500,000           45%
  c/o Ameri-First Financial Group, Inc.
  4514 Cole Avenue, Suite 806
  Dallas, TX 75205

Jeffrey C. Bruteyn                               500,000            5%
  4514 Cole Avenue, Suite 806
  Dallas, TX 75205

James N. Chatham II                              100,000            1%
  4514 Cole Avenue, Suite 806
  Dallas, TX 75205

James M. Leath                                   100,000            1%
  4514 Cole Avenue, Suite 806
  Dallas, TX 75205

Dennis W. Bowden                                 150,000           1.5%
  4514 Cole Avenue, Suite 806
  Dallas, TX 75205

All Directors and Executive Officers
  as a group (4 persons)                         850,000           8.5%


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTORS AND CONTROL PERSONS.

     The board currently consists of four directors who serve two-year terms. The following persons are currently serving as directors and executive officers of the Company.

Name                    Age    Position
-------------------   ------   -------------------------------------------------
Jeffrey C. Bruteyn      29     Chairman of the Board and Chief Executive Officer
James N. Chatham II     33     Vice President and Secretary
James M. Leath          68     Director
Dennis W. Bowden        46     Director

     Jeffrey C. Bruteyn. Received a BBA in finance from Baylor University in 1989. Mr. Bruteyn has been the Financial Director for Acceptance from 1997 and is responsible for the in-house funding of all financial activities. From 1994 to 1997, Mr. Bruteyn was an Investment Banker for First London Securities Corporation where he worked as a director in the Mergers and Acquisition Department and as in house securities trader. From 1993 to 1994, he was a Senior Financial Advisor for American Express Financial Advisors. From 1991 to 1993, Mr. Bruteyn was a Senior Vice President for Investment Capital Resources.

     James N. Chatham, II. Mr. Chatham has been Vice President of Ameri-First Financial since its inception. Prior to that, he was Director of Public Relations of Acceptance. Mr. Chatham graduated from Lamar University with a B.A. in History and a minor in Economics. He was on the Dean's List of the business school at his graduation. From there, Mr. Chatham completed a degree in French and cultural studies from the Universite de Strasbourg, France. Upon return to the states, Mr. Chatham attended the University of Houston Law School. After school, he joined an investment group that purchased a television station in College Station, Texas. After selling his interests in this group, Mr. Chatham joined Fox television group as head of marketing for central Texas. Mr. Chatham then became Vice President of Suncreek Media until his relationship with Ameri-First began.

     James M. Leath. For more than a decade, Marvin Leath served in the U.S. House of Representatives representing the 11th Congressional District of Texas. Congressman Leath was a member of the House Budget Committee, and Chairman of that panel's Subcommittee on Foreign Affairs and Defense. He also sat as a senior member of the House Armed Services Committee, with a seat on four of its principal subcommittees. In addition, he served as a member of the House Committee on Public Works, with jurisdiction over federal transportation and infrastructure programs to local and state governments. During his service in the House, the congressman also developed strong relationships with the Republican and Democratic leadership in the House before retiring voluntarily in 1991 to start his own government relations consulting business. Prior to entering Congress, Mr. Leath was president and owner of four rural banks in central Texas. In 1976, he chartered and opened Central National Bank in Waco, Texas, and served as Chairman and CEO of that establishment until he resigned in 1977 to campaign for the 11th District House seat.

     Dennis W. Bowden was born in 1953. Mr. Bowden received a B.S. degree from the University of North Texas. From 1980 to 1981 he was Vice President of Astro Wing Airlines. From 1981 to 1990, Mr. Bowden was President of Independent Financing. From 1990 to 1995, he was President of American Eagle Acceptance Corp. In 1995, Mr. Bowden started at Acceptance.

     To the knowledge of management, during the past five years, no present or former directors, executive officer or person nominated to become a director or an executive officer of the Company:

     (1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

     (2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor offenses);

     (3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities:

          (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

          (ii) engaging in any type of business practice; or

          (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

     (4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity.

     (5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated.

     (6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal Commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.


ITEM 6.  EXECUTIVE COMPENSATION.

     At the present time, the Company does not have any compensation agreements or plans with the officers and directors of the Company. Directors compensation is currently limited to reimbursement of expenses.

     The following table sets forth certain summary information concerning the compensation paid or accrued for each of the Registrant's last three completed fiscal years to the Registrant's or its principal subsidiaries chief executive officers and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at June 30, 1999, the end of the Registrant's last completed fiscal year).



                           SUMMARY COMPENSATION TABLE

                            Annual Compensation                                 Long-term Compensation
                         --------------------------                             ----------------------
                                                          Other                 Securities                  All
                                                         Annual     Restricted  underlying      LTIP       other
Name &                            Salary      Bonus      Compen-       stock      options      payouts    Compen-
Principal Position       Year       ($)        ($)      sation($)    awards($)    SARS(#)        ($)      sation
-------------------      ----    --------     -----     ---------   ----------  ----------     -------    -------
Jeffrey C. Bruteyn       2000           -         -            -             -           -           -          -
Chairman & CEO

James N. Chatham II      2000           -         -            -             -           -           -          -
Vice President &
  Secretary

Jeffrey W. Gardiner      1999           -         -            -       150,000           -           -          -
President &              1998           -         -            -             -           -           -          -
  Ast. Secretary

James V. Moodhe          1998     240,000         -            -             -           -           -          -
President

Chris H. Beshlian        1998           -         -            -             -           -           -          -
Secretary

D. Mihran Freeland       1998           -         -            -             -           -           -          -
President &              1997           -         -            -             -           -           -          -
  Secretary


Compensation of Directors

     There are no arrangements pursuant to which any director of the Company was compensated for any service provided as a director. The directors may be paid their expenses of attendance at each meeting of the Board of Directors.

Employment Contracts and Termination of Employment and Change in Control Arrangement

     There are no employment contracts between the Company and any of its officers or directors.

     There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person named in Cash Compensation set out above which would in any way result in payments to any such person's employment with the company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     None.


ITEM 8.  DESCRIPTION OF THE SECURITIES.

     The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Articles of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

     Common Stock. The authorized capital stock of the Company consists of 25,000,000 shares of common stock with a par value of $.001 per share. As of February 10, 2000, there were 256 shareholders of record holding 9,386,116 shares of common stock.

     Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available there for. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

     The Company has appointed RTT Transfers, Inc., 530 Merchant St., Vacaville, CA 95688, as the transfer agent and registrar for the Company's securities.


                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The Company's common stock is traded in the National Association of Securities Dealers OTC Bulletin Board "OTCBB" under the symbol "AMFR." The following table sets forth the high and low closing bid prices for the periods indicated, as reported by the OTCBB.

                              CLOSING BID                       CLOSING ASK
                           High          Low                 High           Low
                         -------       -------             -------       -------
1998
----
1st Quarter              6.25           5.625              6.25            5.625
2nd Quarter              4.25           2.50               4.875           2.50
3rd Quarter              3.00           1.25               3.125           1.505
4th Quarter              2.75           1.50               3.00            2.125

1999
----
1st Quarter              8.75           4.6875             8.75            5.00
2nd Quarter              8.75           4.6875             9.00            4.875
3rd Quarter              3.75           1.875              4.00            2.00
4th Quarter              3.90            .125              4.00             .25

2000
----
1st Quarter              5.3125         4.50               5.375           3.75


     These quotations are inter-dealer prices without retail markup, markdown or commissions, and may not necessarily represent actual transactions.

     As of February 20, 2000 there were 256 shareholders of record of the Company's common stock.

     The Company has never paid cash dividends. The Board of Directors of the Company currently anticipates that it will retain all available funds for use in the operation of the business and does not anticipate paying any cash dividends in the foreseeable future.


ITEM 2.  LEGAL PROCEEDINGS.

     No legal proceedings are threatened or pending against the Company or any of its officers or directors. Further none of the Company's officers or directors or affiliates of the Company are parties against the Company or have any material interests in actions that are adverse to the Company's interests.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

A. On February 2, 1999, the Company engaged Charles E. Smith, CPA as its independent accountant. The decision to engage Charles E. Smith, CPA as the Company's independent accountant was recommended and approved by the Company's President.

B. In a report dated June 30, 1998, KPMG, Certified Public Accountants, reported on the Company's financial statements as of June 30, 1998 and the related statements of operations, stockholders' equity, and cash flows for the period from June 30, 1997 through June 30, 1998. Such report did not contain an adverse opinion or disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope, or accounting principles. KPMG, Certified Public Accounts, understands that they were terminated as the Company's independent accountants . Thereafter, the Company engaged Charles E. Smith, CPA as its independent accountants on February 2, 1999.

C. During the Company's two fiscal years ended June 30, 1999 and 1998, and the subsequent interim period preceding the decision to engage independent accountants, there were no "reportable events" (hereinafter defined) requiring disclosure pursuant to Item 304 of Regulation S-B.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

A.   Date, title and amount of securities sold

     Date                     Title                    Amount
     -----------------        ------------             --------------
     April 22, 1998           Common Stock             309,000 shares
     July 21, 1998            Common Stock             10,000 shares
     October 7, 1998          Common Stock             4,267 shares
     November 25, 1998        Common Stock             5,500 shares
     December 2, 1998         Common Stock             2,700 shares
     December 29, 1998        Common Stock             6,600 shares
     January 19, 1999         Common Stock             3,000 shares
     January 22, 1999         Common Stock             3,383 shares
     February 12, 1999        Common Stock             4,280 shares
     March 5, 1999            Common Stock             1,700 shares
     April 25, 1999           Common Stock             40,000 shares
     May 12, 1999             Common Stock             176,440 shares
     May 25, 1999             Common Stock             5,133 shares
     June 28, 1999            Common Stock             84,032 shares
     July 26, 1999            Common Stock             13,334 shares
     August 5, 1999           Common Stock             20,000 shares
     August 19, 1999          Common Stock             30,000 shares
     October 6, 1999          Common Stock             980,060 shares
     October 4, 1999          Common Stock             400 shares
     October 20, 1999         Common Stock             20,000 shares
     November 4, 1999         Common Stock             560 shares
     November 10, 1999        Common Stock             340,000 shares
     November 30, 1999        Common Stock             14,000 shares
     December 6, 1999         Common Stock             23,190 shares
     December 10, 1999        Common Stock             268,298 shares
     January 5, 2000          Common Stock             8,000 shares
     January 11, 2000         Common Stock             832,083 shares
     January 18, 2000         Common Stock             180,000 shares
     January 28, 2000         Common Stock             4,960 shares
     February 1, 2000         Common Stock             20,000 shares
     February 2, 2000         Common Stock             4,500,000 shares


B. All of the above transactions were issued in private transactions to individuals with no underwriters involved.

C. The Company relied upon Section 4(2) of the Securities Act of 1933 to effect the issuance of all shares.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

     The registrant's Articles of Incorporation limit liability of its Officers and Directors to the full extent permitted by the Nevada Business Corporation Act.

     (a) Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suitor proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contenders or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) By the stockholders; (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding; (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

     INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                                    PART F/S

                        AMERI-FIRST FINANCIAL GROUP, INC.
                                AND SUBSIDIARIES
                    (formerly Tahoe Pacific Corporation, and
                     formerly Pacific Sports Holdings, Inc.)
                              FINANCIAL STATEMENTS

                                TABLE OF CONTENTS

Independent Auditors' Report................................................F-1

Consolidated Balance Sheet for the Years Ended
 June 30, 1999 and 1998.....................................................F-3

Consolidated Statement of Operations for the Years
 Ended June 30, 1999 and 1998...............................................F-4

Consolidated Statement of Shareholders' Equity for
 the Years Ended June 30, 1999 and 1998.....................................F-5

Consolidated Statement of Cash Flows for the Years
 Ended June 30, 1999 and 1998...............................................F-6

Supplemental Disclosure of Noncash Activities...............................F-7

Notes to Consolidated Financial Statements
 June 30, 1999 and 1998.....................................................F-8

Consolidated Balance Sheet for December 31, 1999
 and June 30, 1999..........................................................F-14

Consolidated Statement of Operations for the Six Months
 Ended December 31, 1999 and the Twelve Months Ended June 30, 1999..........F-15

Consolidated Statement of Shareholders' Equity for the
 Six Months Ended December 31, 1999 and the
 Twelve Months Ended June 30, 1999..........................................F-16

Consolidated Statement of Cash Flows for the Six Months
 Ended December 31, 1999 and the Twelve Months Ended June 30, 1999..........F-17

                                Charles E. Smith
                           Certified Public Accountant
                           709 B West Rusk, Suite 580
                              Rockwall, Texas 75087
                            Telephone (214) 212-2307


To the Board of Directors and Stockholders of Ameri-First Financial Group, Inc.

I have audited the accompanying consolidated balance sheet of Ameri-First Financial Group, Inc. (a Nevada corporation) and subsidiaries as of June 30, 1999, and the related consolidated statements of income, retained earnings, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit. The consolidated financial statements of Ameri-First Financial Group, Inc. (formerly Pacific Sports Holdings, Inc.) as of June 30, 1998 were audited by other auditors whose report dated September 11, 1998, expressed an unqualified opinion on those statements.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ameri-First Financial Group, Inc. and subsidiaries as of June 30, 1999, and the results of their operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Charles E. Smith
Rockwall, Texas
February 9, 2000

                                Charles E. Smith
                           Certified Public Accountant
                           709 B West Rusk, Suite 580
                              Rockwall, Texas 75087
                            Telephone (214) 212-2307


                                February 9, 2000

Mr. Jeffrey C. Bruteyn
Ameri-First Financial Group, Inc.
4514 Cole Ave., Suite 806
Dallas, Texas 75205

Dear Mr. Bruteyn:

     This letter shall serve to evidence my consent to inclusion of the consolidated financial statements of Ameri-First Financial Group, Inc. and subsidiaries as of June 30, 1999 in the Form 10-SB filing of your company.

     Please advise me if I may be of any further service in this respect

                                                     Yours Truly,

                                                     /s/ Charles E. Smith
                                                     --------------------
                                                         Charles E. Smith



                        AMERI-FIRST FINANCIAL GROUP, INC.
                                AND SUBSIDIARIES
                    (formerly Tahoe Pacific Corporation, and
                     formerly Pacific Sports Holdings, Inc.)

                           Consolidated Balance Sheet
                             June 30, 1999 and 1998

                                     Assets

                                                                                 June 30, 1999       June 30, 1998
                                                                                 -------------       -------------
Current assets:
     Cash                                                                        $         629       $      37,049
     Trade accounts receivable, less allowances for bad debt and returns                                   104,648
     Inventories                                                                                           165,199
     Prepaid expenses and other current assets                                         105,638             275,750
     Other current receivables                                                             600
                                                                                 -------------       -------------
                  Total current assets                                                 106,867             582,646

Property and equipment                                                                                     155,207

Investments                                                                              1,500
Excess of cost over net assets acquired, less accumulated amortization                                      76,531
                                                                                 -------------       -------------
                                                                                 $     108,367       $     814,384
                                                                                 =============       =============

                      Liabilities and Shareholders' Equity

Current liabilities:
     Current installments of debt payable to shareholder                         $   1,255,000       $      17,653
     Current installments of capital lease commitment                                    2,041               4,606
     Accounts payable                                                                  244,945              91,399
     Accrued expenses                                                                  162,528              28,688
                                                                                 -------------       -------------
                  Total current liabilities                                          1,664,514             142,346

Capital lease commitment, excluding current maturities                                                       2,018
Long-term notes payable to shareholders, excluding current maturities                                      518,440
                                                                                 -------------       -------------

                  Total liabilities                                                  1,664,514             662,804
                                                                                 -------------       -------------

Shareholders' equity:
     Common Stock, $0.001 par value. Authorized 25,000,000; issued and
       outstanding 4,166,414 and 2,520,900 at June 30, 1999 and 1998                     4,166               2,521
     Paid-in capital                                                                 6,818,751             467,856
     Accumulated deficit                                                            (8,379,064)           (318,797)
                                                                                 -------------       -------------
                  Net shareholders' equity                                          (1,556,147)            151,580

                  Commitments and contingencies (see notes)                      $     108,367       $     814,384
                                                                                 =============       =============



See accompanying notes to consolidated financial statements.



                        AMERI-FIRST FINANCIAL GROUP, INC.
                                AND SUBSIDIARIES
                    (formerly Tahoe Pacific Corporation, and
                     formerly Pacific Sports Holdings, Inc.)

                      Consolidated Statement of Operations
                       Years Ended June 30, 1999 and 1998


                                                           Year Ended          Year Ended
                                                          June 30, 1999       June 30, 1998
                                                          -------------       -------------
Net sales                                                 $      87,683       $     230,853

Cost of sales                                                   598,378             124,528
                                                          -------------       -------------

                  Gross profit                                 (510,695)            106,325

Operating expenses:
     Selling                                                                         22,338
     General and administrative expenses                      2,991,795             239,078
                                                          -------------       -------------
                                                              2,991,795             261,416
                                                          -------------       -------------
                  Loss from operations                       (3,502,490)           (155,091)

Other expenses:
     Other                                                       18,768            (103,689)
     Loss on repossessed assets and sale of business           (762,479)
     Loss on writeoff of investments                         (3,685,955)
     Interest, net                                             (128,126)            (11,486)
                                                          -------------       -------------
                                                             (4,557,792)           (115,175)
                                                          -------------       -------------
                  Loss before minority interest              (8,060,282)           (270,266)

Minority interest                                                   (15)                (30)
                                                          -------------       -------------

                  Net loss                                $  (8,060,267)      $    (270,236)
                                                          =============       =============

Net loss per share - basic and diluted                    $       (2.76)      $       (0.13)
                                                          =============       =============

Weighted average shares - basic and diluted                   2,923,855           2,091,375
                                                          =============       =============




See accompanying notes to consolidated financial statements.



                        AMERI-FIRST FINANCIAL GROUP, INC.
                                AND SUBSIDIARIES
                    (formerly Tahoe Pacific Corporation, and
                     formerly Pacific Sports Holdings, Inc.)

                 Consolidated Statement of Shareholders' Equity
                       Years Ended June 30, 1999 and 1998


                                            Common stock           Additional                          Net
                                     -------------------------       paid-in       Accumulated     shareholders'
                                       Shares          Amount        capital         deficit          equity
                                     ----------     ----------     ----------      -----------     ------------
Balance at June 30, 1997                802,800     $      803     $   51,565      $    20,417      $   (31,951)

Shares issued for cash                   58,100             58        145,192                           145,250

Shares issued for acquisition of:
     Mardock                             60,000             60            240                               300
     South Bay Golf                   1,600,000          1,600          6,400                             8,000

Capital contributions                                                 264,459                           264,459

Distribution to shareholders                                                           (16,610)         (16,610)

Net loss                                                                              (270,236)        (270,236)
                                     ----------     ----------     ----------      -----------     ------------

Balance at June 30, 1998              2,520,900     $    2,521     $  467,856      $  (266,429)     $    99,212

Shares issued for barter credit
  for advertising                        80,000             80        999,920                         1,000,000

Shares issued to buy minority
  15% of Outback Sports                  60,000             60            240                               300

Shares issued to buy majority
  50.01% of Tahoe Air Corp.           1,100,000          1,100      3,653,900                         3,655,000

Shares issued for services              274,698            275        820,001                           820,276

Shares issued for cash                  130,816            130        850,171                           850,301
  Less offering costs                                                (128,539)                         (128,539)

Capital contributions                                                 155,202                           155,202

Net loss                                                                            (8,060,267)      (8,060,267)
                                     ----------     ----------     ----------      -----------     ------------

Balance at June 30, 1999              4,166,414     $    4,166     $6,818,751      $(8,326,696)    $ (1,608,515)
                                     ==========     ==========     ==========      ===========     ============



See accompanying notes to consolidated financial statements.



                        AMERI-FIRST FINANCIAL GROUP, INC.
                                AND SUBSIDIARIES
                    (formerly Tahoe Pacific Corporation, and
                     formerly Pacific Sports Holdings, Inc.)

                      Consolidated Statement of Cash Flows
                       Years Ended June 30, 1999 and 1998


                                                                                  Year Ended          Year Ended
                                                                                 June 30, 1999       June 30, 1998
                                                                                 -------------       -------------
Cash flows from operating activities:
     Net loss                                                                    $  (8,060,267)      $    (270,236)
     Adjustments to reconcile net loss to net cash used in operating activities:
         Depreciation and amortization                                                                      13,435
         Non-cash expenses                                                             343,592
         Stock issued for expenses                                                   1,700,575
         Writeoff of investments paid for with stock                                 3,654,500
         (Increase) decrease in assets:
              Accounts receivable                                                      104,648              19,312
              Other receivables                                                           (600)
              Inventory                                                                165,199             (92,603)
              Prepaid expenses and other current assets                                170,111            (258,681)
         Increase (decrease) in liabilities:
              Accounts payable                                                         153,546              19,082
              Accrued expenses                                                         133,840             (15,885)
                                                                                 -------------       -------------
                  Net cash used in operating activities                             (1,634,856)           (585,576)

Cash flows used in investing activities:
     Proceeds from disposal of property and equipment                                                       (3,716)
     Cash paid for acquisition of assets                                                                  (189,623)
                                                                                 -------------       -------------
                  Net cash used in investing activities                                      0            (193,339)

Cash flows from financing activities:
     Proceeds from borrowings on notes payable                                         718,907             440,000
     Payment on notes payable                                                                              (2,228)
     Proceeds from issuance of stock                                                   721,762             145,250
     Distribution to shareholders                                                                         (16,610)
     Principal payments under capital lease obligations                                  2,565             (14,503)
     Capital contributions                                                             155,202             243,320
                                                                                 -------------       -------------
                  Net cash provided by financing activities                          1,598,436             795,229
                                                                                 -------------       -------------

                  Net increase in cash                                           $     (36,420)      $      16,314

Cash at beginning of period                                                             37,049              20,735
                                                                                 -------------       -------------

Cash at end of period                                                            $         629       $      37,049
                                                                                 =============       =============




See accompanying notes to consolidated financial statements.

                        AMERI-FIRST FINANCIAL GROUP, INC.
                                AND SUBSIDIARIES
                    (formerly Tahoe Pacific Corporation, and
                     formerly Pacific Sports Holdings, Inc.)

                      Consolidated Statement of Cash Flows
                       Years Ended June 30, 1999 and 1998


                  Supplemental Disclosure of Noncash Activities


Supplemental disclosure of noncash financing activities:

In the year ended June 30, 1998:
     Common stock valued at $8,000 was issued for receivables of $100 Common stock valued at $300 was issued as part of a purchase acquisition
     A related party note payable of $21,139 was converted to equity and recorded as additional paid-in capital

In the year ended June 30, 1999:
     Common stock valued at $3,655,000 was issued for 50.01% of Tahoe Air Corp. Common stock valued at $300 was issued as part of a purchase acquisition



Supplemental disclosure of cash flow information:
                                                      1999           1998
                                                   ---------      ---------
     Cash paid during the year for:
         Interest                                      0             1,656
         Income taxes                                  0             2,700











See accompanying notes to consolidated financial statements.

                        AMERI-FIRST FINANCIAL GROUP, INC.
                                AND SUBSIDIARIES
                    (formerly Tahoe Pacific Corporation, and
                     formerly Pacific Sports Holdings, Inc.)

                   Notes to Consolidated Financial Statements
                             June 30, 1999 and 1998


(1)  Summary of Significant Accounting Policies and Practices

     (a)  General
          -------

     Ameri-First Financial Group, Inc. and subsidiaries (the "Company") is engaged in investment banking. Prior to that business, the Company was engaged through its subsidiary, Southbay Golf, in the design, marketing and sales of golf equipment under the exclusive worldwide license for the Head Golf brand name, and on a non-exclusive basis for golf accessories. It also formerly through its subsidiary, Outback, marketed and distributed sportswear, swimwear and accessories under the Spank brand name. Through a subsidiary, Mardock, which was disposed of in early 1999, the Company marketed items including caps, mugs, hats, pens, bags and other items corporations use for their promotional needs.

     (b)  Basis of Presentation
          ---------------------

     On March 20, 1998, by amendment to U-Bake's Articles of Incorporation, U-Bake changed its name to Oregon Outerwear, Inc.

     On May 18, 1998, by amendment to Oregon Outerwear, Inc.'s Articles of Incorporation, Oregon Outerwear, Inc. changed its name to Pacific Sports Holdings, Inc.

     On August 25, 1999, by amendment to Pacific Sports Holdings, Inc.'s Articles of Incorporation, Pacific Sports Holdings, Inc. changed its name to Tahoe Pacific Corporation.

     On January 5, 2000, by amendment to Tahoe Pacific Corporation's Articles of Incorporation, Tahoe Pacific Corporation changed its name to Ameri-First Financial Group, Inc.

     On August 25, 1999, by amendment to Pacific Sports Holdings, Inc.'s Articles of Incorporation, the Company approved a one for five reverse stock split. These consolidated financial statements have been presented to reflect the reverse stock split as if it had been effected on June 30, 1997.

     (C)  Principles of Consolidation
          ---------------------------

     The consolidated financial statements include the financial statements of Ameri-First Financial Group, Inc. and its related subsidiaries. All significant intercompany balances have been eliminated in consolidation.

     (d)  Cash Equivalents
          ----------------

     For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

     (e)  Revenue Recognition
          -------------------

     Revenue is recognized upon shipment of product. Allowances for estimated returns and discounts are provided when the related revenue is recorded.

                        AMERI-FIRST FINANCIAL GROUP, INC.
                                AND SUBSIDIARIES
                    (formerly Tahoe Pacific Corporation, and
                     formerly Pacific Sports Holdings, Inc.)

                   Notes to Consolidated Financial Statements
                             June 30, 1999 and 1998


     (f)  Inventories
          -----------

     Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

     (g)  Property and Equipment
          ----------------------

     Property and equipment are stated at cost. Depreciation of plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

     (h)  Income Taxes
          ------------

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (i)  Income (loss) per Share
          -----------------------

     Basic net income (loss) per share is based on the weighted average number of actual shares outstanding during the period. Options to purchase common stock are included in the calculation of income (loss) per share provided their impact is not dilutive. As of June 30, 1999 and 1998, no stock option plan was in place, and therefore, no stock options or other common stock equivalent instruments have been issued.

     (j) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of
         -----------------------------------------------------------------------

     The Company accounts for long-lived assets under the Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

     (k)  Product Design and Development Costs
          ------------------------------------

     The Company charges all product design and development costs to expense when incurred. Product design and development costs aggregated approximately $18,668 for the year ended June 30, 1998. In the year ended June 30, 1999, the lines requiring design and development were dropped.

                        AMERI-FIRST FINANCIAL GROUP, INC.
                                AND SUBSIDIARIES
                    (formerly Tahoe Pacific Corporation, and
                     formerly Pacific Sports Holdings, Inc.)

                   Notes to Consolidated Financial Statements
                             June 30, 1999 and 1998


     (l)  New Accounting Standards
          ------------------------

     In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" (SFAS 130), and Statement No. 131, "Disclosure about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 130 establishes new standards for reporting comprehensive income and its components. SFAS 130 requires adoption currently. However, since comprehensive income does not differ from historical amounts, no disclosure is required. SFAS 131 requires disclosures of certain information regarding operating segments, products and services, geographic areas and major customers. SFAS 131 requires adoption for the Company effective July 1, 1998. Management has determined that the adoption of the above statements will not have a material impact upon the Company's financial position or results of operations.

     In April 1998, SEC issued SOP 98-5, "Reporting on Cost of Start-up Activities." SOP 98-5 requires that all costs of start-up activities, including organizational costs, be expensed as incurred. The Company adopted this statement effective July 1, 1998. The Company has not yet evaluated the impact of this statement.

(2)  Property and Equipment

     At June 30, 1999 and 1998, a summary of property and equipment, at cost, is as follows:

        Machinery and equipment                           $       0    $ 319,448
        Furniture and office equipment                            0       51,043
        Leasehold improvements                                    0       37,904
                                                          ---------    ---------
                                                                  0      408,395
        Less accumulated depreciation and amortization            0      253,188
                                                          ---------    ---------
        Property and equipment, net                       $       0    $ 155,207

(3)  Acquisitions

     On March 30, 1998, the Company acquired 100% of the assets of South Bay Golf, Inc. in exchange for 8,000,000 shares of the Company's common stock. The assets of South Bay consisted entirely of the Head Golf license. The acquisition was accounted for as a purchase. Results of operations of South Bay were minimal from the date of acquisition to June 30, 1999. No amounts have been allocated to the Head Golf license.

The fair values assigned to the assets acquired were as follows:
         Trade receivables              $         100
         Cost in excess of fair value           7,900
                                        -------------
         Total purchase price           $       8,000

     On March 31, 1998, the Company acquired certain assets from Mardock, Inc. for a total of $200,000 cash and 300,000 shares of the Company's common stock. The acquisition has been accounted for as a purchase and the results of operations are included in the Company's consolidated financial statements from the date of acquisition through the date of its sale on March 31, 1999.

     The fair value assigned to the net assets acquired was $129,909. The Company recorded goodwill of $70,391 and amortized this amount over a ten year estimated life, until it was written off at the time of sale on March 31, 1999.

                        AMERI-FIRST FINANCIAL GROUP, INC.
                                AND SUBSIDIARIES
                    (formerly Tahoe Pacific Corporation, and
                     formerly Pacific Sports Holdings, Inc.)

                   Notes to Consolidated Financial Statements
                             June 30, 1999 and 1998


(3)  Acquisitions (cont'd)

     In May 1998, the Company purchased 70% of the outstanding stock of Outback Apparel Group, Inc. ("Outback") for cash consideration of $70. The assets of Outback consisted primarily of the Spank license. The acquisition was accounted for as a purchase. Results of operations of Outback were minimal from the date of acquisition to June 30, 1999. No amounts have been allocated to the Spank license.

     In May 1999, the Company entered into an agreement to purchase 50.01% of Tahoe Air Corp. in exchange for 1,100,000 shares of the Company's common stock valued at $3,655,000. The investment subsequently became virtually worthless and has been written down to $500.

(4)  Inventory

     Inventory recorded at the lower of first-in, first-out cost or market as of June 30, 1998 and June 30, 1999 consists of the following:

                                                     1998                1999
                                                 ----------          ----------
             Raw materials                       $   73,844          $        0
             Work in process                         23,888                   0
             Finished goods                          67,467                   0
                                                 ----------          ----------
                                                 $  165,199          $        0

(5)  Leases

     The Company has a noncancelable operating lease, primarily for office space, with an unrelated party. The Company also has a 36 month capital lease for equipment. Rental expense for the operating lease during the year ended June 30, 1999 and 1998 amounted to $53,568 and $7,920, respectively.

     The Company leased a manufacturing facility from a shareholder for its subsidiary Mardock, Inc. through March 31, 1999 when the subsidiary was sold. The rent expense associated with this lease for the years ended June 30, 1999 and 1998 amounted to $23,760 and $7,920, respectively.

     Future minimum lease payments under noncancelable operating lease and future minimum capital lease payments as of June 30, 1999 are:

                                                      Operating     Operating
                                                        lease         lease
                                                      ---------     ---------
Year ending June 30:
     2000                                             $   2,041     $  35,712

All amounts are current installment obligations.

                        AMERI-FIRST FINANCIAL GROUP, INC.
                                AND SUBSIDIARIES
                    (formerly Tahoe Pacific Corporation, and
                     formerly Pacific Sports Holdings, Inc.)

                   Notes to Consolidated Financial Statements
                             June 30, 1999 and 1998


(6)  Notes Payable to Shareholders

Notes payable to shareholders at June 30, 1999 consist of the following:
Various  notes payable to shareholder, principal due on demand, interest at 10% due monthly, secured by equipment and
    receivables of the Company.                                       $1,255,000

(7)  Income Taxes

     As  of  June  30,  1999  and  1998,   the  Company  has  Federal  tax  loss
carryforwards of approximately $8,247,000 and $196,000, respectively.

     The future tax benefits of the net operating loss carryforwards have not been recognized since their realization is dependent upon the Company's ability to generate future earnings.

     At June 30, 1999 and 1998, due to the uncertainty of the Company's ability to generate future earnings, the Company has established offsetting deferred tax assets (generated from the aforementioned tax loss carryforwards) and related valuation allowances.

(8)  Commitments and Contingencies

Guaranteed Minimum Royalty Payments
-----------------------------------

     South Bay Golf is a licensee under a Trademark License Agreement with Head Sports AG ("Head") which granted the Company exclusive worldwide rights to market and distribute golf clubs, bags and head covers. The Company also had worldwide nonexclusive marketing and distribution rights for golf accessories including hats, towels and umbrellas.

     The agreement provides for royalties based on the following percentages of sales: 5% for 1998, 6% for 1999 and 7% for 2000 and all subsequent years. Guaranteed minimum annual royalties are/were as follows:

                      Contract Year                     Amount
             ------------------------------         -------------
             April 1, 1998 - March 31, 1999         $     600,000
             April 1, 1999 - March 31, 2000               800,000
             April 1, 2000 - March 31, 2001             1,300,000
             April 1, 2001 - March 31, 2002             1,500,000
             April 1, 2002 - March 31, 2003             1,750,000

     In June 1999, Head sued the Company for $1,000,000 over the royalties due to Head. The lawsuit was settled in January 2000 for $20,000, and the settlement of this lawsuit is reflected in the books of the Company in January 2000.

     Outback Apparel Group, Inc. is a licensee under a Trademark License Agreement with Spank Sport ("Spank") which grants the Company the exclusive right to manufacture, distribute, advertise and sell certain Spank swimwear products in North America.

                        AMERI-FIRST FINANCIAL GROUP, INC.
                                AND SUBSIDIARIES
                    (formerly Tahoe Pacific Corporation, and
                     formerly Pacific Sports Holdings, Inc.)

                   Notes to Consolidated Financial Statements
                             June 30, 1999 and 1998


(8)  Commitments and Contingencies (cont'd)

Guaranteed Minimum Royalty Payments (cont'd)
-----------------------------------

     The agreement provides for royalties based on 5% of sales. Guaranteed minimum annual sales are as follows:

              Calendar Year                    Amount
              -------------                 ------------
                  1998                      $  3 million
                  1999                         5 million
                  2000                         8 million
                  2001                        12 million

     The Company has not been able to meet the minimum sales and royalty requirements and are in default on their agreement. The Company does not expect any legal action from Spank based on the Company's financial condition and no liability has been recorded for these royalties.

(9)  Other Expense

     In the year ended June 30, 1999, the majority of other expense consists of the writeoff of investments determined to have little value and the loss on the sale of one of its subsidiaries.

     In the year ended June 30, 1998, the majority of other expense consists of the writeoff of an investment determined to be without value.

(10) Subsequent Events

     As explained in Note 8, the Company settled a lawsuit with Head over minimum royalty payments.

     On February 7, 2000, the Company purchased Ameri-First Securities, Inc., an NASD registered broker dealer.



                        AMERI-FIRST FINANCIAL GROUP, INC.
                                AND SUBSIDIARIES
                    (formerly Tahoe Pacific Corporation, and
                     formerly Pacific Sports Holdings, Inc.)

                           Consolidated Balance Sheet
                       December 31, 1999 and June 30, 1999

                                     Assets

                                                                                 December 31,          June 30,
                                                                                      1999                1999
                                                                                 ------------        ------------
Current assets:
     Cash                                                                        $        196        $        629
     Trade accounts receivable, less allowances for bad debt and returns
     Inventories
     Prepaid expenses and other current assets                                        100,538             105,638
     Other current receivables                                                         10,900                 600
                                                                                 ------------        ------------
                  Total current assets                                                111,634             106,867

Property and equipment

Excess of cost over net assets acquired, less accumulated amortization                  1,500               1,500
                                                                                 ------------        ------------
                                                                                 $    113,134        $    108,367
                                                                                 ============        ============

                      Liabilities and Shareholders' Equity

Current liabilities:
     Current installments of debt payable to shareholder                         $  1,255,000        $  1,255,000
     Current installments of capital lease commitment                                                       2,041
     Accounts payable                                                                 308,172             244,945
     Accrued expenses                                                                 183,445             162,528
                                                                                 ------------        ------------
                  Total current liabilities                                         1,746,617           1,664,514

Capital lease commitment, excluding current maturities Long-term notes payable to shareholders, excluding current maturities

                  Total liabilities                                                 1,746,617           1,664,514
                                                                                 ------------        ------------

Shareholders' equity:
     Common Stock, $0.001 par value. Authorized 25,000,000; issued and outstanding 4,706,114 and 4,166,414 at December 31, 1999 and
       June 30, 1999, respectively                                                      4,706               4,166
     Paid-in capital                                                                7,584,976           6,818,751
     Accumulated deficit                                                           (9,223,165)         (8,379,064)
                                                                                 ------------        ------------
                  Net shareholders' equity                                         (1,633,483)         (1,556,147)

                                                                                 $    113,134        $    108,367
                                                                                 ============        ============



                        AMERI-FIRST FINANCIAL GROUP, INC.
                                AND SUBSIDIARIES
                    (formerly Tahoe Pacific Corporation, and
                     formerly Pacific Sports Holdings, Inc.)

                      Consolidated Statement of Operations
                     Six Months Ended December 31, 1999 and
                        Twelve Months Ended June 30, 1999


                                                            Six Months         Year Ended
                                                           Dec. 31, 1999      June 30, 1999
                                                           -------------      -------------
Net sales                                                  $           0      $      87,683

Cost of sales                                                          0            598,378
                                                           -------------      -------------

                  Gross profit                                         0           (510,695)

Operating expenses:
     Selling
     General and administrative expenses                         823,199          2,991,795
                                                           -------------      -------------
                                                                 823,199          2,991,795
                                                           -------------      -------------
                  Loss from operations                          (823,199)        (3,502,490)

Other expenses:
     Other                                                                           18,768
     Loss on repossessed assets and sale of business                               (762,479)
     Loss on writeoff of investments                                             (3,685,955)
     Interest, net                                               (20,917)          (128,126)
                                                           -------------      -------------
                                                                 (20,917)        (4,557,792)
                                                           -------------      -------------
                  Loss before minority interest                 (844,116)        (8,060,282)

Minority interest                                                    (15)               (15)
                                                           -------------      -------------

                  Net loss                                 $    (844,101)     $  (8,060,267)
                                                           =============      =============

Net loss per share - basic and diluted                     $       (0.18)     $       (2.76)
                                                           =============      =============

Weighted average shares - basic and diluted                    4,644,755          2,923,855
                                                           =============      =============




                        AMERI-FIRST FINANCIAL GROUP, INC.
                                AND SUBSIDIARIES
                    (formerly Tahoe Pacific Corporation, and
                     formerly Pacific Sports Holdings, Inc.)

                 Consolidated Statement of Shareholders' Equity
                     Six Months Ended December 31, 1999 and
                            Year Ended June 30, 1999


                                            Common stock           Additional                           Net
                                     -------------------------       paid-in       Accumulated     shareholders'
                                       Shares          Amount        capital         deficit          equity
                                     ----------     ----------     ----------      -----------     ------------
Balance at June 30, 1998              2,520,900     $    2,521     $  467,856      $  (318,797)    $    151,580

Shares issued for barter credit
     for advertising                     80,000             80        999,920                         1,000,000

Shares issued to buy minority
     15% of Outback Sports               60,000             60            240                               300

Shares issued to buy majority
     50.01% of Tahoe Air Corp.        1,100,000          1,100      3,653,900                         3,655,000

Shares issued for services              274,698            275        820,001                           820,276

Shares issued for cash                  130,816            130        850,171                           850,301
     Less offering costs                                             (128,539)                         (128,539)

Capital contributions                                                 155,202                           155,202

Net loss                                                                            (8,060,267)      (8,060,267)
                                     ----------     ----------     ----------      -----------     ------------

Balance at June 30, 1999              4,166,414     $    4,166     $6,818,751      $(8,379,064)    $ (1,556,147)

Shares issued for stock                  30,000             30         29,970                            30,000

Shares issued for services              509,700            540        688,210                           688,750

Capital contributions                                                  48,000                            48,000

Net loss                                                                              (844,101)        (844,101)
                                     ----------     ----------     ----------      -----------     ------------

Balance at December 31, 1999          4,706,114     $    4,736     $7,584,931      $(9,223,165)    $ (1,633,498)
                                     ==========     ==========     ==========      ===========     ============





                        AMERI-FIRST FINANCIAL GROUP, INC.
                                AND SUBSIDIARIES
                    (formerly Tahoe Pacific Corporation, and
                     formerly Pacific Sports Holdings, Inc.)

                      Consolidated Statement of Cash Flows
                     Six Months Ended December 31, 1999 and
                            Year Ended June 30, 1999


                                                                                 Six Months         Year Ended
                                                                                Dec. 31, 1999      June 30, 1999
                                                                                -------------      -------------
Cash flows from operating activities:
     Net loss                                                                   $    (844,101)     $  (8,060,267)
     Adjustments to reconcile net loss to net cash used in operating activities:
         Depreciation and amortization
         Non-cash expenses                                                            688,750            343,592
         Stock issued for expenses                                                                     1,700,575
         Writeoff of investments paid for with stock                                                   3,654,500
         (Increase) decrease in assets:
              Accounts receivable                                                                        104,648
              Other receivables                                                       (10,300)              (600)
              Inventory                                                                                  165,199
              Prepaid expenses and other current assets                                 5,100            170,111
         Increase (decrease) in liabilities:
              Accounts payable                                                         61,201            153,546
              Accrued expenses                                                         20,917            133,840
                                                                                -------------      -------------
                  Net cash used in operating activities                               (78,433)        (1,634,856)

Cash flows used in investing activities:
     Proceeds from disposal of property and equipment
     Cash paid for acquisition of assets
                  Net cash used in investing activities                                     0                  0

Cash flows from financing activities:
     Proceeds from borrowings on notes payable                                                           718,907
     Payment on notes payable
     Proceeds from issuance of stock                                                   30,000            721,762
     Distribution to shareholders
     Principal payments under capital lease obligations                                                    2,565
     Capital contributions                                                             48,000            155,202
                                                                                -------------      -------------
                  Net cash provided by financing activities                            78,000          1,598,436
                                                                                -------------      -------------

                  Net increase in cash                                          $        (433)     $     (36,420)

Cash at beginning of period                                                               629             37,049
                                                                                -------------      -------------

Cash at end of period                                                           $         196      $         629
                                                                                =============      =============


                                    PART III

Item 1.  Index and Description of Exhibits.


Exhibit
Number       Title of Document                          Location
-------      -----------------                          ------------
3.(i).1      Articles of Incorporation                  See Attached
3.(i).2      Amendments to Articles of Incorporation    See Attached
3.(ii)       Bylaws                                     See Attached
27           Financial Data Schedule                    Included in Registration
                                                               Statement







                                     III-1

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               AMERI-FIRST FINANCIAL GROUP, INC.



Dated: February 10, 2000                        By: /s/  Jeffrey C. Bruteyn
                                                    ----------------------------
                                                         Jeffrey C. Bruteyn
                                                         Chief Executive Officer




                                      S-1